Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE

Zarlink Amends Put Right for Mitel Networks Shares

OTTAWA, CANADA, June 4, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that it has agreed with other rights holders to modify its put right in Mitel Networks Corporation (`Mitel') shares.

      In conjunction with its sale of the Systems Business in Fiscal 2001, Zarlink Semiconductor obtained ownership of 10 million common shares of Mitel. In Fiscal 2002, Zarlink acquired a put right on its shares as a result of conditions obtained by a new investor in Mitel. On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with Canadian securities regulators in preparation for an initial public offering. On July 14, 2006, Zarlink, along with other investors, agreed to postpone its put right in Mitel shares from September 1, 2006 to May 1, 2007.

      On April 26, 2007, Mitel announced a proposed merger agreement with Inter-Tel (Delaware) Incorporated (`Inter-tel'). In contemplation of Mitel's proposed merger transaction with Inter-Tel, and Mitel's related refinancing arrangements, Zarlink and other put right holders have agreed to amend their put rights.

      Zarlink's put right is amended to provide that between May 2, 2007, and November 1, 2007, Zarlink will only exercise its put right at a price of US$1.29 per share if and when the proposed merger transaction and related refinancing by Mitel closes. If the merger transaction has not been completed on or prior to November 1, 2007, Zarlink's put right is exercisable for 90 days following November 2, 2007, at a price of Cdn$2.85 per share, which represents the original put right price and exercise period.

      Zarlink's put right continues to be only exercisable in conjunction with, or upon agreement with, Mitel's other put right holders. If the put rights were to be exercised, Zarlink would not have first payment priority as other secured liability holders and other put right holders have priority in payment over Zarlink. Zarlink also understands that Mitel currently has insufficient funds to satisfy both its secured liabilities and obligations to all put holders. Zarlink therefore estimates the current fair value of its put right to be nil.


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      Zarlink continues to carry the Mitel shares on its books at no value, therefore any proceeds received on the sale of this investment would result in both a gain on sale of investments, and a cash inflow in the period of the sale.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate businesses acquired in the future; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink
Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com